EXHIBIT 21

SPACEHAB, Incorporated and Subsidiaries

Subsidiaries of the Registrant

Name of Subsidiaries	Jurisdiction of Incorporation	Business Name
Astrotech Space Operations, Inc	Delaware	Astrotech

SPACEHAB Government Services, Inc.	Colorado	SPACEHAB Government Services

Space Media, Inc	Delaware	Space Media

Space Store, LLC	Delaware	Space Store

Astrotech Florida Holdings, Inc.	Florida	Astrotech Florida